Exhibit 99.2

Announcement Summary

Entity name

WOODSIDE ENERGY GROUP LTD

Announcement Type

New announcement

Date of this announcement

Friday December 19, 2025

Details of +securities that have ceased

ASX +security code	Security description	Number of +securities that have ceased	The +securities have ceased due to	Date of cessation

WDSAB	PERFORMANCE RIGHTS	310,773	Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied	18/12/2025

Refer to next page for full details of the announcement

Appendix 3H - Notification of cessation of securities	1/4

Part 1 - Announcement Details

1.1 Name of +Entity

WOODSIDE ENERGY GROUP LTD

We (the entity named above) provide the following information about our issued capital.

1.2 Registered Number Type	Registration Number

ABN	55004898962

1.3 ASX issuer code

WDS

1.4 The announcement is

New announcement

1.5 Date of this announcement

19/12/2025

Appendix 3H - Notification of cessation of securities	2/4

Part 2 - Details of +equity securities or +debt securities that have ceased

ASX +Security Code and Description

WDSAB : PERFORMANCE RIGHTS

Unquoted +equity securities that have ceased

Number of securities that have ceased

310,773

Reason for cessation

Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied

Date of cessation	Is the entity paying any consideration for the cessation?

18/12/2025	No

Any other information the entity wishes to notify to ASX about the cessation?

Appendix 3H - Notification of cessation of securities	3/4

Part 3 - Issued capital following changes

Following the cessation of the +securities the subject of this notification, the issued capital of the entity will comprise:

The figures in parts 3.1 and 3.2 below are automatically generated and may not reflect the entity’s current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

3.1 Quoted +equity securities and +debt securities (total number of each +class of +securities quoted on ASX)

ASX +security code and description	Total number of +securities on issue

WDS : ORDINARY FULLY PAID	1,901,100,143

3.2 Unquoted +equity securities (total number of each +class of +equity securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

WDSAL : RIGHTS	5,795,606

WDSAE : WEP EQUITY RIGHTS	6,115,398

WDSAB : PERFORMANCE RIGHTS	773,197

WDSAF : SWEP EQUITY RIGHTS	79,453

Note: the figures stated in the tables above are used to calculate the total market capitalisation of the entity published by ASX from time to time. The table will not include those classes of +securities that have ceased or lapsed in their entirety in ASX records before the announcement date described in Q1.5, even if the entity has advised ASX of a change to that class of +security in Part 2 of this form.

Appendix 3H - Notification of cessation of securities	4/4